SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2025

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

UFP Industries, Inc. Employees' Profit Sharing

and 401(k) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

UFP Industries, Inc.

2801 East Beltline NE

Grand Rapids, Michigan 49525-9736

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To Plan Participants and Members of the Profit Sharing and 401(k) Investment Committee

UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan

Grand Rapids, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UFP Industries, Inc. Employees' Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2009.

Grand Rapids, Michigan

June 12, 2026

UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2025	2024
Assets
Investments, at fair value	$766,696,015	$761,535,758
Notes receivable from participants	24,364,049	22,567,678
Employer contribution receivable	458,424	639,586
Due from investment broker	168,348	—
Total Assets	$791,686,836	$784,743,022
Liabilities
Due to investment broker (equal to total liabilities)	—	(39,338)
Net assets available for benefits	$791,686,836	$784,703,684

See accompanying notes to financial statements.

UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2025	2024
Additions
Investment income:
Dividend and interest income	$11,117,850	$10,437,194
Net appreciation in fair value of investments	47,387,261	48,158,696
Total investment income	58,505,111	58,595,890
Participant contributions	42,344,175	45,071,584
Rollover contributions	3,986,463	6,177,504
Employer contributions	6,994,217	7,799,735
Interest from notes receivable from participants	2,122,299	1,803,223
Total Additions	113,952,265	119,447,936
Deductions
Distributions to participants	(106,505,250)	(68,844,827)
Administrative expenses	(463,863)	(496,962)
Total Deductions	(106,969,113)	(69,341,789)
Net increase	6,983,152	50,106,147
Net assets available for benefits at beginning of year	784,703,684	734,597,537
Net assets available for benefits at end of year	$791,686,836	$784,703,684

See accompanying notes to financial statements.

UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

General

The following description of the UFP Industries, Inc. (the “Company”) Employees’ Profit Sharing and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document, as amended and restated, for a more complete description of the Plan’s provisions.

Administration

Principal Trust Company serves as the trustee of the Plan, and Principal Life Insurance Company serves as recordkeeper of the Plan (collectively, “Principal”). Principal provides custody of assets, trading, income collection, contribution deposit processing and paying agent services. The trustee is legally responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan.

Eligibility and Enrollment

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits, and as of January 1, 2024, Roth after-tax contributions and In-Plan Roth transfers, for substantially all eligible employees of UFP Industries, Inc. (Plan Sponsor) or other participating employers, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All newly eligible employees are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.  Eligible employees are those who are 18 years or older, have completed 60 days of employment and are hired to work more than 180 days.

Contributions

Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 25% of participant deferral on the first 6% of each participant’s eligible compensation, in 2025 and 2024. Additional matching contributions were not provided to hourly participants for 2025 or 2024. These amounts are not guaranteed and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.

The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to participants who had at least 1,000 hours of service during the plan year and are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.  No discretionary profit sharing contributions were made in 2025 or 2024.

Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage
Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The Plan was amended effective January 1, 2012 to be designated as an Employee Stock Ownership Plan for those Participants with a portion of their account balance invested in the UFP Industries, Inc. Stock Fund. This provision allows those Participants who are 100% vested the opportunity to elect to have the dividends on the employer stock fund paid to them in cash. Effective January 1, 2025, the Plan was amended to vest all UFP Industries, Inc. dividend payments at 100% and allow participants to elect to have the dividends on the fund paid to them in cash.

Participant Accounts

Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on participant account balances, as defined in the Plan Document.

Forfeitures

Upon termination of employment, a participant may not be fully vested in the employer’s contributions that have been allocated to his or her account. Forfeitures are used to offset the Plan Sponsor’s matching contributions and for reasonable administrative expenses. During 2025 and 2024, forfeitures of approximately $1,601,000 and $1,529,000, respectively, were used to offset the Plan Sponsor’s matching contributions.

Participant Loans

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loans as outlined in the Plan Document. Loan terms range from one to five years or up to 25 years for the purchase of a residence. Each participant may not have more than two loans outstanding at any time. Participant loans are secured by the participant’s vested account balance, with the adequacy of the security determined as of the loan approval date. The loans bear interest at a rate equal to the prime rate (6.75% at December 31, 2025) plus 2% calculated on a daily basis. Interest rates on outstanding loans ranged from 4.2% to 11.5% at December 31, 2025. Repayments of principal and interest are generally made through payroll deductions.

Payment of Benefits

Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.

Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, Total Disability, or Retirement will be vested at 100% prior to their distribution.

Termination

The Plan Sponsor intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan are presented on the accrual method of accounting.

Subsequent Events

Subsequent events have been evaluated by management through June 12, 2026, the date these financial statements were available to be issued. Effective January 1, 2026, the Plan was amended to incorporate Roth catch-up contribution provisions required under the SECURE 2.0 Act for participants whose prior year Federal Insurance Contributions Act (“FICA”) wages exceed the applicable statutory threshold. Under the amendment, catch-up contributions for such participants are required to be made on a Roth after-tax basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Money Market Fund: Valued at quoted market prices in an exchange and active market, which represent the net asset value (NAV) of shares held by the Plan.  The money market fund seeks to maintain a $1.00 NAV.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Collective Investment Trust (CIT): The fair value of participation units held in the Principal Stable Value Fund, Large Cap Growth Fund II, and T. Rowe Price Retirement Trusts are based on net asset value, which is obtained from audited information reported by the issuer of the CIT at year-end and is used as a practical expedient. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The investment objective of the Principal Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Principal Stable Value Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received.  All Plan Sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Principal Stable Value Fund may waive this requirement at its discretion. There are no unfunded commitments relating to these investments.

The investment objective of the Large Cap Growth Fund II is to provide long-term capital appreciation primarily through a portfolio of underappreciated growth stocks. The investment objective of the T. Rowe Price Retirement Trusts is to seek the highest growth total return over time consistent with an emphasis on both capital growth and income that gradually shifts from higher risk equity securities to lower risk fixed income securities as retirement approaches. All Plan Sponsor-directed full or partial withdrawals from the Large Cap Growth Fund and T. Rowe Price Retirement Trusts are subject to 5 business days’ prior written notice for withdrawals exceeding $1,000,000. There are no unfunded commitments relating to these investments.

The UFP Industries, Inc. Stock Fund (the Fund) is tracked on a unitized basis. At December 31, 2025, the Fund consists of common stock of UFP Industries, Inc. (Plan Sponsor) and funds that are held in the Allspring Government Money Market Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Allspring Government Money Market Fund held by the Fund. At December 31, 2025 and 2024, 1,262,812 and 1,503,069 units, respectively, were outstanding with a value of $87.89 and $108.62 per unit, respectively.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation and depreciation include the Plan’s gains and losses on investments bought or sold as well as held during the year.

Notes Receivable from Participants

Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Investments

Included in investments at December 31, 2025 and 2024 are shares of the Plan Sponsor’s common stock with an aggregate fair value of $108,690,938 and $160,064,047, respectively.  This investment represents 14% and 21% of total investments at December 31, 2025 and 2024, respectively.  A significant decline in the market value of the Plan Sponsor’s stock would significantly affect the net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in connection with the operations of the Plan are paid via certain investment and transactional fees which are borne by the Plan and applied to applicable participant balances. These fees are disclosed in the annual Fee Disclosure Notice and on individual account statements sent to all Plan participants. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services. Certain administrative expenses not reflected in this report are paid directly by the Plan Sponsor.

3.	Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2025 and 2024.

	Investment Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Company common stock	$108,690,938	$—	$—	$108,690,938
Money market funds	2,132,168	—	—	2,132,168
Mutual funds	209,577,409	—	—	209,577,409
Total assets in fair value hierarchy	320,400,515	—	—	320,400,515
Investments measured at net asset value*	—	—	—	446,295,500
Total investments at fair value	$320,400,515	$—	$—	$766,696,015

	Investment Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Company common stock	$160,064,047	$—	$—	$160,064,047
Money market funds	3,244,471	—	—	3,244,471
Mutual funds	534,967,618	—	—	534,967,618
Total assets in fair value hierarchy	698,276,136	—	—	698,276,136
Investments measured at net asset value*	—	—	—	63,259,622
Total investments at fair value	$698,276,136	$—	$—	$761,535,758

* The investment in the collective investment trusts is measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

4.	Income Tax Status

The Plan Sponsor has received a determination letter from the Internal Revenue Service dated March 17, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended several times and was restated effective January 1, 2023. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Related Party Transactions and Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Principal is a party-in-interest and qualified institution as defined by ERISA. The Plan also invests in the common stock of the Company, which it holds in the Plan. See Note 2 for additional information related to the Company’s stock. Notes receivable from participants are also considered party-in-interest transactions. All of the above transactions are exempt from the “prohibited transactions” provisions of ERISA and the Code.

UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #38-1465835 Plan #001

December 31, 2025

(a)	(b)	(c)	(e)
		Description of Investment Including Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	UFP Industries, Inc.	UFP Industries, Inc. Common Stock	$108,690,938

	Collective investment trust funds:
*	Principal Global Investors Trust Company	Principal Stable Value Fund	55,299,440
	Great Gray Trust Company, LLC	Large Cap Growth Fund II	88,369,269
		T. Rowe Price Retirement Date 2065 Trust Fund	10,267,287
		T. Rowe Price Retirement Date 2060 Trust Fund	16,413,580
		T. Rowe Price Retirement Date 2055 Trust Fund	14,850,095
		T. Rowe Price Retirement Date 2050 Trust Fund	63,450,170
		T. Rowe Price Retirement Date 2045 Trust Fund	18,319,992
		T. Rowe Price Retirement Date 2040 Trust Fund	64,633,069
		T. Rowe Price Retirement Date 2035 Trust Fund	19,204,906
		T. Rowe Price Retirement Date 2030 Trust Fund	59,906,058
		T. Rowe Price Retirement Date 2025 Trust Fund	6,845,892
		T. Rowe Price Retirement Date 2020 Trust Fund	23,712,847
		T. Rowe Price Retirement Date 2015 Trust Fund	306,796
		T. Rowe Price Retirement Date 2010 Trust Fund	4,716,099
			446,295,500

	Money market funds:
	Allspring	Government Money Market Fund	2,132,168

	Mutual funds:
	Fidelity	Midcap Index Fund	33,108,901
	Fidelity	Small Cap Index Fund	8,445,857
	Fidelity	Small Cap Growth K6 Fund	1,372,590
	Fidelity	International Stock Index Fund	11,239,413
	Fidelity	US Bond Index Fund	4,419,657
	Fidelity	500 Index Fund	63,379,408
	Invesco	International Small-Mid Company Fund	820,065
	Dodge & Cox	International Stock Fund	17,726,209
	Dodge & Cox	Income Fund	9,845,834
	PGIM	High Yield Fund	3,792,470
	Neuberger Berman	Genesis Fund	12,884,562
	American Mutual Fund	Growth and Income Fund	37,138,563
	Carillon Eagle	Midcap Growth Fund	5,403,880
			209,577,409
			766,696,015

*	Participant loans	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 4.2% to 11.5%	24,364,049
			$791,060,064
*	Indicates a party-in-interest to the Plan.

	Note: Column (d), cost, is not applicable, as all investments are participant-directed.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO USA, P.C.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, UFP Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UFP Industries, Inc. Employees’ Profit
Sharing and 401(k) Plan

Date:	June 12, 2026	/s/ Michael R. Cole
Michael R. Cole,
UFP Industries, Inc., Plan Administrator

Date:	June 12, 2026	/s/ Nancy A. DeGood
Nancy A. DeGood,
UFP Industries, Inc., Plan Administrator